
January 3, 2014

Kajime Abe
President
Toshoan Holdings, Inc.
C/O Toa Shoko, 1-1-36,
Nishiawaji, Higashiyodogawa-ku,
Osaka 533-0031, Japan

> **Re: Toshoan Holdings, Inc.**
> **Form 8-K**
> **Filed December 19, 2013**
> **File No. 000-54893**

Dear Mr. Abe:

We note that you have treated the transaction disclosed in the above-referenced Form 8-K as resulting in a change in shell company status. Based on your Form 10-Q for the fiscal quarter ended October 31, 2013, it appears that you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. However, it is unclear from the disclosures provided in your Form 8-K that the transaction resulted in a change in shell company status. Please provide us with your analysis for why you treated the transaction disclosed in the above-referenced Form 8-K as resulting in a change in shell company status.

Please contact Scott Anderegg at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director